NEWS RELEASE

NR06-16

December 5, 2006

2006 Annual General Meeting Results

Vancouver, British Columbia… Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTCBB: WMLLF, Frankfurt: EJZ), is pleased to announce that, at the 2006 annual general meeting held earlier today, Messrs. Maurice F. Strong and Jeffrey A. Pontius were elected, and Messrs. Hendrik Van Alphen, Jerry Pogue and Michael Bartlett were re-elected, as directors of the Company.  Profiles of Mr. Strong and Mr. Pontius are as follows:

The Honorable Maurice F. Strong, P.D., O.C., LL.D.

Mr. Strong, a Canadian, has been working for over 30 years at senior levels in business, government and international organizations and now spends most of his time in China.

His current appointments include: Chairman, Cosmos International Group; Vice-Chairman, Chicago Climate Exchange; Chairman, International Advisory Board, CH2M HILL Companies; Honorary Professor, Peking University (Beijing); and Visiting Professor, University of Ottawa (Canada).

Some of Mr. Strong’s past appointments include: Under Secretary General and Special Advisor to the Secretary General of the United Nations; Senior Advisor to the President, World Bank; Chairman and Chief Executive Officer, Ontario Hydro; Member, International Advisory Board, Toyota Motor Corporation

Mr. Strong is a Member of the Queen’s Privy Council for Canada.

Mr. Jeffrey A. Pontius, M.Sc., B.Sc.

Mr. Pontius has over 28 years of geological experience and possesses a distinguished track record of successful discoveries that includes three precious metal deposits.  Significantly, during 1989-1996, as the Exploration Manager of Pikes Peak Mining Company (a subsidiary of NERCO Mineral Co. and Independence Mining Company), Mr. Pontius managed the large district scale exploration program that resulted in the discovery of the Cresson Deposit at Cripple Creek, Colorado, containing over 5 million ounces of gold.  While working as Exploration Manager, he developed an integrated exploration program which focused on both surface bulk mineable and underground high grade target types.

Mr. Pontius spent the past seven years at AngloGold Ashanti (USA) Exploration Inc. (AngloGold), starting as Senior US Exploration Manager and becoming North American Exploration Manager and also a Director of Anglo American (USA) Exploration Inc.  Mr. Pontius was also a member of the regional business development team and provided technical and strategic support for AngloGold’s acquisition program.

During his last four years as US Exploration Manager, Mr. Pontius led the exploration team that spent US$ 10 million developing an extensive database and acquiring all of the AngloGold Alaskan mineral projects that were recently vended into International Tower Hill Mines Ltd., a public company trading on the TSX Venture Exchange.  In connection with the sale, Mr. Pontius left AngloGold to become the President and Chief Executive Officer of ITH and continue the Alaskan exploration programs he started at AngloGold.

Mr. Pontius holds a Masters Degree from the University of Idaho (Economic Geology), a BSc. from Huxley College of Environmental Studies (Environmental Science) and a BSc. from Western Washington University (Geology).

All resolutions placed before the shareholders at the 2006 AGM, including the required yearly approval of the Company’s 2004 Incentive Stock Option Plan, were passed unanimously.  Messrs. STS Partners LLP were re-appointed as auditors for the Company for the fiscal year ended November 30, 2007.

The directors have appointed the following officers for the ensuing year:

Hendrik Van Alphen

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President and Chief Executive Officer

Michael Kinley, CA

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Chief Financial Officer

Lawrence Talbot, LLB

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Vice-President & General Counsel

Marla Ritchie

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Corporate Secretary

Grant of Incentive Stock Options

The Company is pleased to announce that, pursuant to its 2004 Incentive Stock Option Plan, it has granted incentive stock options to Messrs. Strong and Pontius, the new directors of the Company, to purchase up to an aggregate 400,000 common shares in the capital stock of the Company.  The options are exercisable on or before December 5, 2008 at a price of $2.00 per share, and are subject to the required yearly acceptance for filing of the 2004 Plan by the TSX Venture Exchange.

Wealth is a mineral exploration company with approximately 20.5 million shares issued and outstanding, approximately $3 million in the treasury and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Henk Van Alphen”

President & CEO

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com